UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FS ENERGY TOTAL RETURN FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

302682 109

(CUSIP Number)

Michael C. Forman

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Thomas A. DeCapo, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

March 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 800,000
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.75%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 8,000
	8	SHARED VOTING POWER (See Item 5) 800,000
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,000
	10	SHARED DISPOSITIVE POWER (See Item 5) 800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 800,000
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.75%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Energy Total Return (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 2.	Identity and Background.

(a) The Reporting Persons are Franklin Square Holdings, L.P. (“FSH,” doing business as “FS Investments”), Michael C. Forman and David J. Adelman. FSH is a Delaware limited partnership and its principal office is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. FSH’s principal business is conducting, through its registered investment adviser subsidiaries, a leading asset management business dedicated to helping individuals, financial professionals and institutions design better portfolios.

(b) The business address of Messrs. Forman and Adelman is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(c) Mr. Forman is the Chairman and chief executive officer of FS Investments and has been leading FS Investments since founding it in 2007. Mr. Forman serves as Chairman and chief executive officer of each of the firm’s funds and affiliated investment advisers and chairs most of the fund investment committees. Mr. Adelman is one of the founders of FS Investments and currently serves as Vice Chairman of each of the firm’s funds and most of the affiliated investment advisers. Mr. Adelman is also president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. The principal business and business address of FS Investments is described in Item 2(a), above. The business address for Campus Apartments is 4043 Walnut Street, Philadelphia, Pennsylvania 19104.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Forman and Adelman are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

In October 2016, pursuant to a private placement, Mr. Forman paid $100,000 to purchase approximately 4,000 Shares at $25.00 per Share as regulatory seed capital for the Fund in accordance with Section 14(a) of the 1940 Act (the “Seed Investment”). Effective February 14, 2017, the Fund effected a 2:1 share split, resulting in Mr. Forman’s Seed Investment becoming 8,000 Shares. Mr. Forman paid the purchase price from personal funds.

On March 15, 2017, FSH purchased 800,000 Shares in the Fund’s continuous public offering at $12.50 per Share, for a total investment of $10,000,000 (the “FSH Investment”). FSH paid the purchase price from working capital.

Item 4.	Purpose of Transaction.

Mr. Forman made the Seed Investment to provide seed capital to the Fund in accordance with 1940 Act requirements.

FSH made the FSH Investment in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as the parent company to the Fund’s investment adviser, to demonstrate the alignment of its interests with those of Fund shareholders. Additionally, the FSH Investment was made pursuant to an agreement with Magnetar Capital Partners LP (“Magnetar”), the ultimate parent company of the Fund’s investment sub-adviser, whereby each of FSH (and its affiliates) and Magnetar (and its affiliates) agreed to invest $10,000,000 in the Fund (collectively, the “March Investment”). This agreement was made in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and to demonstrate the alignment of the Fund’s investment advisers’ interests with those of Fund shareholders.

Mr. Forman is Chairman of the Board of Trustees, president and chief executive officer of the Fund. Mr. Adelman is Vice Chairman of the Fund. FSH is the ultimate parent company of the Fund’s investment adviser. Messrs. Forman and Adelman each own equal interests in the general partner of FSH. In such roles, the Reporting Persons have engaged and will continue to engage in discussions with management, members of the Fund’s Board of Trustees and other representatives of the Fund, other security holders of the Fund and other persons from time to time with respect to various matters, including the Shares and the business and operations of the Fund.

The Reporting Persons intend to periodically review their respective investments in the Fund, and based on a number of factors, including the Reporting Persons’ respective evaluations of the Fund’s business prospects and financial condition, the market for the Fund’s Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Fund or dispose of the Shares reported herein through open market or privately negotiated transactions in accordance with applicable securities laws. FSH currently intends to transfer all or a portion of the Shares it directly owns to select offerees in private transactions.

Notwithstanding the foregoing, Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as FS Energy Advisor, LLC remains the Fund’s investment adviser. Additionally, FSH and Magnetar have agreed that neither they nor their affiliates will tender any of the Shares purchased in the March Investment (which includes the FSH Investment) for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.	Each of FSH and Magnetar (and their affiliates) may tender up to $5,000,000 of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering, whichever is earlier;

2.	Each of FSH and Magnetar (and their affiliates) may tender any of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering, whichever is earlier; and

3.	Notwithstanding the foregoing, each of FSH and Magnetar (together with their affiliates) will maintain a minimum investment of $1,000,000 in Shares at all times.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze his or its investment in the Fund on a continuing basis. As a result of such review and analysis, a Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 1,608,000 Shares outstanding as of March 27, 2017.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as long as FS Energy Advisor, LLC remains the Fund’s investment adviser. Additionally, FSH and Magnetar have agreed that neither they nor their affiliates will tender any of the Shares purchased in the March Investment (which includes the FSH Investment) for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.	Each of FSH and Magnetar (and their affiliates) may tender up to $5,000,000 of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering, whichever is earlier;

2.	Each of FSH and Magnetar (and their affiliates) may tender any of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering, whichever is earlier; and

3.	Notwithstanding the foregoing, each of FSH and Magnetar (together with their affiliates) will maintain a minimum investment of $1,000,000 in Shares at all times.

FSH currently intends to transfer all or a portion of the Shares it directly owns to select offerees in private transactions. As of the date of this Schedule 13D, no such offers have been made.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

See attached Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2017

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman